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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 7)

                    Under the Securities Exchange Act of 1934



                                  ISOMET CORP.
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                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
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                         (Title of Class of Securities)

                                   464893-10-6
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                                 (CUSIP Number)

             Mr. Henry Zenzie, 28 Audubon Lane, Princeton, NJ 08540
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 5, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 5 Pages
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---------------------                                -----------------------
CUSIP No. 464893-10-6                                    Page 2 of 5 Pages
---------------------                                -----------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Henry Zenzie - ###-##-####
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)      [ ]
                                                              (b)      [X]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

         PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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                           7        SOLE VOTING POWER
  NUMBER OF
                                         498,640
   SHARES                  -----------------------------------------------------
                           8        SHARED VOTING POWER
BENEFICIALLY
                                             0
OWNED BY EACH              -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
  REPORTING
                                         498,640 (See Footnote 1)
   PERSON                  -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
    WITH
                                         42,850
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         541,490
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                           [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.09% (See Footnote 2)
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14       TYPE OF REPORTING PERSON*

         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================
--------
1     Includes 33,612 shares Mr. Zenzie has a right to acquire within 60 days.

2            Based on an aggregate of 1,927,590 outstanding on June 15, 1999.
                                                     ---------------------------
                                                                3 of 5 Pages
                                                     ---------------------------
Item 1.  Security and Issuer:

         Title of Class of Securities:
         Common Stock, $1.00 par value (the "Securities")

         Address of Issuer. Principal Executive Offices:
               ISOMET CORP.
               5263 Port Royal Road
               Springfield, VA 22151

Item 2.  Identity and Background:

               (a) The person filing this Schedule 13D is Henry Zenzie

               (b)  Mr. Zenzie's address is: 28 Audubon Lane, Princeton, NJ
                    08540.

               (c) Mr. Zenzie is President and a Director of ISOMET CORP., 5263 Port Royal Road, Springfield, VA 22151.

               (d) During the past five years, Mr. Zenzie has not been convicted in a criminal proceeding.

               (e) During the past five years, Mr. Zenzie has not been a party to a civil proceeding as a result of which any such person is subject to a judgment, decree or final order enjoining any such person from mandating activities subject to federal or state securities laws, or finding any such persons in violation of such laws.

               (f)  Mr. Zenzie is a citizen of the United States of America.

Henry Zenzie hereby amends his statement on Schedule 13D dated June 2, 1979 and amended as of November 8, 1979, October 12, 1984, August 4, 1992, June 2, 1992, September 3, 1999 and October 8, 1999, with respect to the common stock of Isomet Corp ("Isomet") as follows:

Item 3.  Source and Amount of Funds or Other Consideration:

         The source and amount of funds for the acquisition reported by Mr. Zenzie was $33,300.00 of personal funds for the purchase of additional shares of Common Stock by Beatrice Zenzie, his Wife.

Item 4.  Purpose of Transaction:

         Item 4 is hereby amended to include the following:

         The purpose of the transactions on October 12, 1999, October 14, 1999, October 20, 1999, October 22, 1999 and October 26, 1999 were the acquisition of additional shares in Isomet for Mrs. Zenzie's personal account.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended to include the following:

         Following the purchase of 16,650 shares of Isomet common stock in October, 1999, the aggregate number of shares beneficially owned by
         Mr. Zenzie is 541,490 shares of Common Stock, representing 28.09% of the outstanding shares, based on an aggregate of 1,927,590 shares of common stock of Isomet outstanding as of June 30, 1999.
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                                                    ---------------------------
                                                         Page 4 of 5 Pages
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Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         to Securities of the Issuer.

         No new items to report.

Item 7.  Material to Be Filed as Exhibits.

         None.
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                                                  ---------------------------
                                                      Page 5 of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 1999


 /S/ Henry Zenzie
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Henry Zenzie, President